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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dice Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

253017107
(CUSIP Number)

Michael Bertisch QCP GP Investors II LLC 375 Park Avenue New York, New York 10152 (212) 418-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,643,055
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 22,643,055
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,643,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,643,055
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 22,643,055
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,643,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS Quadrangle Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,722,658
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 19,722,658
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,722,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS Quadrangle Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 527,611
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 527,611
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	253017107

1	NAME OF REPORTING PERSONS Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,350,031
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,350,031
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,350,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) See Item 5 and Item 6	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Schedule 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Schedule 13D filed by QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP, and Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on February 29, 2008 (the “Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Shares”), of Dice Holdings, Inc. (the “Issuer”).  Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following after the second paragraph:

On March 14, 2008, Quadrangle Capital Partners II LP settled the First Postpaid Forward Contract entered into with Morgan Stanley & Co. International plc (“MSI plc”) on February 22, 2008.  Pursuant to such settlement, Quadrangle Capital Partners II LP acquired 836,232 Shares from MSI plc for $6.2624 per Share, or an aggregate purchase price of $5,236,819.28.

On March 14, 2008, Quadrangle Capital Partners II LP settled the Second Postpaid Forward Contract entered into with MSI plc on February 22, 2008.  Pursuant to such settlement, Quadrangle Capital Partners II LP acquired 719,887 Shares from MSI plc for $6.4240 per Share, or an aggregate purchase price of $4,624,554.09.

The purchases of the Shares by Quadrangle Capital Partners II LP set forth above were funded through working capital.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Shares to which this statement relates were acquired by the Reporting Persons for general investment purposes.  The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a)

On February 21, 2008 Quadrangle Capital Partners II LP filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), to enable it to acquire in excess of  29.3% but less than 50% of the Shares and, accordingly, the waiting period under the HSR Act was scheduled to expire, unless earlier terminated, at 11:59 p.m., New York City time, on March 24, 2008, subject to extension in certain circumstances.  On March 12, 2008, Quadrangle Capital Partners II LP received early termination of such waiting period.

On February 22, 2008, Quadrangle Capital Partners II LP and Morgan Stanley & Co. International plc (“MSI plc”) entered into a Postpaid Cash-Settleable Forward Contract (the “First Postpaid Forward Contract”) relating to the forward sale of 836,232 Shares by MSI plc to Quadrangle Capital Partners II LP.  After receipt of early termination of the waiting period under the HSR Act described above, Quadrangle Capital Partners II LP elected to exercise its right to settle the First Postpaid Forward Contract and acquired 836,232 Shares from MSI plc on March 14, 2008.

On February 22, 2008, Quadrangle Capital Partners II LP and Morgan Stanley & Co. International plc (“MSI plc”) entered into a Postpaid Cash-Settleable Forward Contract (the “Second Postpaid Forward Contract” and, collectively with the First Postpaid Contract, the “Postpaid Forward Contracts”) relating to the forward sale of 719,887 Shares by MSI plc to Quadrangle Capital Partners II LP.  After receipt of early termination of the waiting period under the HSR Act described above, Quadrangle Capital Partners II LP elected to exercise its right to settle the First Postpaid Forward Contract and acquired 719,887 Shares from MSI plc on March 14, 2008.

(d)

Please see Item 6, which is hereby incorporated by reference.  Pursuant to the Shareholders Agreement (as defined in Item 6 below), the QCP II Funds are entitled to designate up to three members of the Issuer’s board of directors.  Currently, the QCP II Funds have designated two members to the Company’s board: Peter Ezersky and Jeffrey Nordhaus (each, a “Managing Member” and together, the “Managing Members”).  As a result, the QCP II Funds may select another Managing Member or any other person to serve on the Issuer’s board in accordance with the terms of the Shareholders Agreement.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, (i) Quadrangle GP Investors II LP holds 42,755 Shares, or approximately 0.1% of the outstanding Shares; (ii) Quadrangle Capital Partners II LP holds 19,722,658 Shares, or approximately 31.8% of the outstanding Shares; (iii) Quadrangle Select Partners II LP holds 527,611 Shares, or approximately 0.9% of the outstanding Common Stock; and (iv) Quadrangle Capital Partners-A LP holds 2,350,031 Shares, or approximately 3.8% of the outstanding Shares.  Each of Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds, and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors LP, may be deemed to beneficially own the aggregate 22,643,055 Shares held by the QCP Funds and Quadrangle GP Investors II LP, or approximately 36.5% of the outstanding Shares. The above ownership percentages are based on the number of outstanding Shares as of September 30, 2007 as disclosed in the Issuer’s quarterly report for the quarterly period ended September 30, 2007.

Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not held directly by such Reporting Person.

(b)

QCP GP Investors II LLC

(i)	Sole power to vote or to direct the vote:	22,643,055
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	22,643,055
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle GP Investors II LP

(i)	Sole power to vote or to direct the vote:	22,643,055

(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	22,643,055
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II LP

(i)	Sole power to vote or to direct the vote:	19,722,658
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	19,722,658
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Select Partners II LP

(i)	Sole power to vote or to direct the vote:	527,611
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	527,611
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II-A LP

(i)	Sole power to vote or to direct the vote:	2,350,031

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	2,350,031

(iv)	Shared power to dispose or to direct the disposition of:	0

(c)

Please see Item (3) and Item (4), which are hereby incorporated by reference. Except as set forth in Item (3) and Item (4), none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, has engaged in any transaction since February 29, 2008, the most recent filing on Schedule 13D by the Reporting Persons with respect to the Shares.

(d)                 Inapplicable.

(e)                 Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

The QCP II Funds are parties to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “General Atlantic Entities”) and certain management shareholders named therein (the “Shareholders Agreement”).

The Shareholders Agreement provides that the QCP II Funds are entitled to designate up to three members of the Company’s board of directors and that the General Atlantic Entities are entitled to designate up to three members of the Company’s board of directors and requires that the QCP II Funds and the General Atlantic Entities vote their respective Shares in favor of such designees.  The Shareholders Agreement also contains provisions restricting the transfer of the Issuer’s securities and provides each of the QCP II Funds and the General Atlantic Entities with demand registration rights.  The Shareholders Agreement is filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.

Given the terms of the Shareholders Agreement, the Reporting Persons together with the General Atlantic Entities and their affiliates and the management shareholders named therein may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 48,835,573 Shares, or 78.8%, of the Issuer’s total number of Shares outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a “group” solely for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual.  The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Shareholders Agreement (other than Shares owned by the QCP II Funds and Quadrangle GP Investors II LP).  Each Reporting Person disclaims beneficial ownership of the Shares of the Issuer other than the amounts reported on such Reporting Person’s cover page included herein.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, the General Atlantic Entities and certain management shareholders named therein. (1).

Exhibit B:  Confirmation of Post-Paid Cash-Settleable Forward Transaction dated February 22, 2008, from Quadrangle Capital Partners II LP to MSI plc. (2)

Exhibit C:  Confirmation of Post-Paid Cash-Settleable Forward Transaction dated February 22, 2008, from Quadrangle Capital Partners II LP to MSI plc. (2)

Exhibit D:  Joint Filing Agreement, dated as of February 29, 2008.

(1) Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on February 29, 2007.

(2) Incorporated by reference to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2008

QCP GP INVESTORS II LLC
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE GP INVESTORS II LP
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS II LP
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE SELECT PARTNERS II LP
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS II-A LP
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member